# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FLEXSTEEL INDUSTRIES, INC., CIK 0000037472
CUSIP: 339382103
Title of class of securities: Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 385 BELL ST., DUBUQUE, Iowa (IA), 52001
Date of event which requires filing of this statement: 10/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-22-005203
Filed by CIK 0001846014

## Reporting persons
- Carolyn T. Bleile Declaration of Trust dated August 8, 2001: type of reporting person: other (OO); citizenship or place of organization: Iowa (IA); sole voting power 446,303; shared voting power 0; sole dispositive power 446,303; shared dispositive power 0; aggregate amount beneficially owned 446,303 (8.5% of the class)
- Carolyn T. Bertsch Bleile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 446,303; shared voting power 0; sole dispositive power 446,303; shared dispositive power 0; aggregate amount beneficially owned 446,303 (8.5% of the class)

## Item 1. Issuer
Name of issuer: FLEXSTEEL INDUSTRIES, INC.
Address of issuer's principal executive offices: 385 BELL ST. DUBUQUE, IA, 52001

## Item 2. Person Filing
Name of person filing:
Carolyn T. Bleile Declaration of Trust dated August 8, 2001 (the "Trust")

Carolyn T. Bertsch Bleile
Address of principal business office or, if none, residence: c/o Barack Ferrazzano Kirschbaum & Nagelberg LLP, 200 W Madison St, Chicago, IL 60606
Citizenship: Carolyn T. Bertsch Bleile is a United States citizen. The Trust is domiciled in Iowa.

## Item 4. Ownership
Amount beneficially owned: 446,303
Percent of class: 8.5%
Sole power to vote or to direct the vote: 446,303
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 446,303
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Carolyn T. Bleile Declaration of Trust dated August 8, 2001: /s/ Carolyn T. Bertsch Bleile, Carolyn T. Bertsch Bleile, Trustee (10/08/2025)
- Carolyn T. Bertsch Bleile: /s/ Carolyn T. Bertsch Bleile, Carolyn T. Bertsch Bleile (10/08/2025)